DISTRIBUTION OF SHAREHOLDING AS ON QUARTER ENDED 30-06-2005
                   (AS FILED WITH THE BOMBAY STOCK EXCHANGE)



---------------------------------------------------------------------------------------------------------

S.NO.              CATEGORY                                              NO OF SHARES      PERCENTAGE OF
                                                                             HELD           SHAREHOLDING
---------------------------------------------------------------------------------------------------------
    A       Promoter's  holding
---------------------------------------------------------------------------------------------------------
    1       PROMOTOR'S
---------------------------------------------------------------------------------------------------------
         A. Indian Promotors (Government of India & Nominees)              35,43,72,740         56.25

         B. Foreign Promoters                                                  NIL               NIL
---------------------------------------------------------------------------------------------------------
    2       PERSONS ACTING IN CONCERT                                          NIL               NIL
---------------------------------------------------------------------------------------------------------
            SUB TOTAL               SUB-TOTAL   SUB-TOTAL                  35,43,72,740         56.25
---------------------------------------------------------------------------------------------------------
   B.       Non-Promoter's Holding
---------------------------------------------------------------------------------------------------------
    3       INSTITUTIONAL INVESTORS
---------------------------------------------------------------------------------------------------------
         A. Mutual Funds                                                    1,89,05,200          3.00
---------------------------------------------------------------------------------------------------------
         B. Banks, Financial Institutions, Insurance Companies
            (Central/State Govt. Institutions/ Non-Govt Institutions)       9,25,44,753         14.69
---------------------------------------------------------------------------------------------------------
         C. Foreign Institutional Investors                                 9,02,65,872         14.33
---------------------------------------------------------------------------------------------------------
            SUB-TOTAL               SUB-TOTAL   SUB-TOTAL                  20,17,15,825         32.02
---------------------------------------------------------------------------------------------------------
    4       Others
---------------------------------------------------------------------------------------------------------
         A. Private Corporate Bodies                                          70,80,496          1.12
---------------------------------------------------------------------------------------------------------
         B. Indian Public                                                   2,04,78,655          3.25
---------------------------------------------------------------------------------------------------------
         C. NRIs/OCBs                                                          5,32,516          0.08
---------------------------------------------------------------------------------------------------------
         D. Any other (ADR/GDRs/ADSs)                                       4,58,19,768          7.27

---------------------------------------------------------------------------------------------------------
            SUB-TOTAL               SUB-TOTAL   SUB-TOTAL                   7,39,11,435         11.73
---------------------------------------------------------------------------------------------------------
            GRAND TOTAL                    GRAND TOTAL  GRAND TOTAL        63,00,00,000        100.00
---------------------------------------------------------------------------------------------------------


        TOTAL FOREIGN SHAREHOLDING

            CATEGORY                 NO. OF SHARES           %AGE

            NRI/ OCB/ GDR             4,63,52,284            7.35

            FIIs                      9,02,65,872           14.33

            TOTAL                    13,66,18,156           21.68


            PLACE: NEW DELHI
            DATE:                                         (S.C.AHUJA)
                                                        COMPANY SECRETARY

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                       (A GOVERNMENT OF INDIA ENTERPRISE)
        Regd & Corporate Office:Jeevan Bharti, Tower-1, 12th Floor, 124,
                      Connaught Circus, New Delhi - 110 001

       LIST OF SHARE HOLDERS HOLDING MORE THAN 1% SHARES AS ON 30-06-2005


----------------------------------------------------------------------------------------------------------------------------------
S.NO.        FOLIO NO.                                          NAME                     SHARES         % AGE     CATEGORY
----------------------------------------------------------------------------------------------------------------------------------
  1    IN300812                           10000012    Life Insurance Corporation       8,03,91,609      12.76     FIs
       IN300126                           11179676    of India
                                                 9
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Any Other
  2            14300 1601430000000300                 The Bank of New York             4,58,19,768       7.27     (ADR/GDR)

----------------------------------------------------------------------------------------------------------------------------------

  3    0004600                                        President of India              35,43,72,740      56.25     Indian Promoter

----------------------------------------------------------------------------------------------------------------------------------

  4    IN30054                            10011418    FID Funds Mauritius Ltd            81,20,109       1.289     FIIs

----------------------------------------------------------------------------------------------------------------------------------

       Place: New Delhi
       Date:                                             (S.C.AHUJA)
                                                         COMPANY SECRETARY


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               QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE
                    (AS FILED WITH THE BOMBAY STOCK EXCHANGE)

-----------------------------------------------------------------------------------------------------------------------------------
             NAME OF THE COMPANY: MAHANAGAR TELEPHONE NIGAM LIMITED

-----------------------------------------------------------------------------------------------------------------------------------
                          QUARTER ENDING 30TH JUNE 2005

-----------------------------------------------------------------------------------------------------------------------------------

PARTICULARS                CLAUSE OF LISTING      COMPLIANCE STATUS         REMARKS
                           AGREEMENT              (YES/ NO)
-----------------------------------------------------------------------------------------------------------------------------------
   (1)                         (2)                     (3)                      (4)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                     In MTNL all directors are appointed by Govt. of India (GOI).
Board of Directors             49 I                NO                After 29/09/2004 only one part-time director has been left in MTNL We have requested the GOI to fill up the vacancies of part-time directors on MTNL Board.
-----------------------------------------------------------------------------------------------------------------------------------

Audit Committee                49 II               NO                After 29/09/2004 only one part-time director has been left in
                                                                     MTNL that date the Audit Committee has ceased to exist. We have already requested GOI to fill up the vacancies of
                                                                     part-time directors.  The Audit Committee will be
                                                                     reconstituted after appointment of more part time directors by the GOI.

-----------------------------------------------------------------------------------------------------------------------------------
Shareholders/Investors       49 VI (C)             NO                                       AS ABOVE
Grievances committee

-----------------------------------------------------------------------------------------------------------------------------------

Remuneration of               49 III              YES                Full time functional directors are appointed by the GOI and
Directors                                                            then remuneration are decided by the GOI. Part time
                                                                     Non-official Directors are paid sitting fees only.

-----------------------------------------------------------------------------------------------------------------------------------

Board Procedures               49 IV              YES

-----------------------------------------------------------------------------------------------------------------------------------

Management                     49 V               YES

-----------------------------------------------------------------------------------------------------------------------------------

Shareholders                  49 VII              YES

-----------------------------------------------------------------------------------------------------------------------------------

Report on Corporate           49 VII              YES
Governance

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